Exhibit (a)(5)(F)

Astellas Announces Full Slate of Independent Director Nominees for Election at OSI

Pharmaceuticals’ 2010 Annual Stockholders Meeting

Tokyo, Japan – March 16, 2010 – Astellas Pharma Inc. (TSE: 4503) today notified OSI Pharmaceuticals Inc. (Nasdaq: OSIP) that it will nominate a full and competing slate of independent directors at OSI Pharmaceuticals’ 2010 annual stockholders’ meeting.

This highly-qualified slate of directors proposed by Astellas is composed of Martin Edelshain, Cono R. Fusco, Michael A. Griffith, Jill Kanin-Lovers, Jack Kaye, Douglas E. Linton, Timothy P. Lynch, Jonathan R. Macey, Heidi L. Steiger, and Joseph L. Turner.

On March 2, 2010, Astellas commenced a tender offer to acquire all of the outstanding shares of OSI for $52.00 per share in cash. This price represents a significant premium of over 40% to OSI’s unaffected closing price of $37.02 per share on February 26, 2010 and a 53% premium to its three-month average as of the same date of $34.01. The tender offer is not subject to any financing conditions or due diligence and only contains customary conditions to close.

Masafumi Nogimori, President and Chief Executive Officer of Astellas, said “We have taken this step to provide OSI’s stockholders with an alternative to the current Board, which refuses to consider Astellas’ compelling offer. All of our nominees are highly-qualified with a proven track record, and, if elected, we are confident that they will act independently and in the best interest of OSI’s stockholders to explore this opportunity to allow stockholders to realize full and fair value, in cash.”

Nominees

Astellas intends to nominate the following candidates for election:

Martin Edelshain served as an executive for Gen-Probe Inc., a molecular diagnostics company, and its former parent, Chugai Pharmaceutical Co., Ltd, from 1995 to 2008. Mr. Edelshain was instrumental in forming the 2002 strategic alliance between Chugai Pharma and Roche.

Cono R. Fusco spent 34 years as a partner at Grant Thornton LLP, one of the top global accounting firms. His career spanned virtually all aspects of the firm’s operations, including client service, office, regional and national managing partner positions, National Leadership Team, and Partnership Board member.

Michael A. Griffith was the founder and CEO of Aptuit Inc., a leading global pharmaceutical contract research, development and manufacturing company until 2008. In 2002, he was appointed Chairman of the Executive Committee of Centrue Financial Corporation.

Jill Kanin-Lovers has served on the Board of Alpharma Inc., a specialty pharmaceutical firm, First Advantage, a leading risk mitigation and business solutions provider and Heidrick & Struggles International Inc.

Jack Kaye has served as an independent director for Keryx Biopharmaceuticals Inc., Tongli Pharmaceuticals (USA), Inc. and Balboa Biosciences, Inc. From 1978 until May 2006, Mr. Kaye was a partner at Deloitte & Touche LLP.

Douglas E. Linton has served on the board of Bradley Pharmaceuticals and as vice president of Cardinal Health Inc. He was an Executive Advisor at Campbell Alliance Group, a management consultant that specializes in pharmaceuticals and biotech until 2009.

Timothy P. Lynch is a General Partner of Stonepine Capital, L.P., a partnership focused on investing in public, small-cap biotech and pharmaceutical companies. He serves on the strategic advisory board of the Cowen Healthcare Royalty Fund and on the boards of Allos Therapeutics, Inc., Insite Vision Inc., and Nabi Biopharmaceuticals and is the former Chief Financial Officer of Tercica, Inc.

Jonathan R. Macey serves as the Sam Harris Professor of Corporate Law, Corporate Finance and Securities Law at Yale University and is a Professor at the Yale School of Management. He is a member of the National Adjudicatory Council of the Financial Industry Regulatory Association (“FINRA”) and until 2009 served as a director on the board of WCI Communities, Inc.

Heidi L. Steiger is an Advisory Director at Berkshire Capital Securities LLC, an investment banking and strategic advisory boutique. From 2005 to the present, Ms. Steiger served as the Managing Partner at Topridge Associates LLC, a privately held consultant agency she founded. She also serves on the corporate board of Aviva USA and was a member of the Executive Management Committee at Neuberger Berman until 2004.

Joseph L. Turner currently sits on the boards of QLT Inc., ApopLogic Pharmaceuticals, Inc., Kythera Biopharmaceuticals, Inc., Sequel Pharmaceuticals, Inc. and Swarthmore College. He has served as Chief Financial Officer of Myogen, Inc. and Centaur Pharmaceuticals.

Citigroup is acting as exclusive financial advisor to Astellas and Morrison & Foerster LLP is acting as legal counsel.

Additional Information

Further details related to this proposal can be found on www.oncologyleader.com

Media Contacts

Brunswick New York

+1 212 333 3810

Stan Neve

Sarah Lubman

Brunswick Hong Kong

+852 9850 5033

Joseph Lo

Information Agent

Georgeson

+ 1 212 440 9872

Thomas Gardiner

About Astellas

Astellas Pharma Inc., located in Tokyo, Japan, is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceuticals. Astellas has approximately 14,200 employees worldwide. The organization is committed to becoming a global category leader in urology, immunology & infectious diseases, neuroscience, DM complications & metabolic diseases and oncology. For more information on Astellas Pharma Inc., please visit our website at http://www.astellas.com/en.

Important Additional Information

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI Pharmaceuticals (“OSI”) common stock. The tender offer (the “Tender Offer”) is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Astellas Pharma Inc., Astellas US Holding, Inc. and Ruby Acquisition, Inc. (collectively, “Astellas”) with the Securities and Exchange Commission (“SEC”). These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders may obtain a free copy of these materials and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related Tender Offer materials may also be obtained for free by contacting the information agent for the Tender Offer, Georgeson Inc., at (212) 440-9800 for banks and brokers and at (800) 213-0473 for persons other than banks and brokers.

In connection with Astellas’ proposal to nominate directors at OSI’s annual meeting of stockholders, Astellas expects to file a proxy statement with the SEC. Investors and security holders of OSI are urged to read the proxy statement and other documents related to the solicitation of proxies filed with the SEC carefully in their entirety when they become available because they will contain important information. Stockholders of OSI and other interested parties may obtain, free of charge, copies of the proxy statement (when available), and any other documents filed by Astellas with the SEC in connection with the proxy solicitation, at the SEC’s website as described above. The proxy statement (when available) and these other documents may also be obtained free of charge by contacting Georgeson Inc. at the numbers listed above.

Astellas and certain of their directors and executive officers and the individuals to be nominated by Astellas for election to OSI’s board of directors may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding these directors and executive officers and other individuals is available in the Schedule TO that was filed March 2, 2010, and other documents filed by Astellas with the SEC as described above. Further information will be available in any proxy statement or other relevant materials filed with the SEC in connection with the solicitation of proxies when they become available.

No assurance can be given that the proposed transaction described herein will be consummated by Astellas, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Astellas will realize the anticipated benefits of the proposed transaction.

Statement on Cautionary Factors

Any statements made in this communication that are not statements of historical fact, including statements about Astellas’ beliefs and expectations and statements about Astellas’ proposed acquisition of OSI, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Astellas’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Astellas’ ability to successfully complete the tender offer for OSI’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Astellas’ tender offer to be satisfied.

Any information regarding OSI contained herein has been taken from, or is based upon, publicly available information. Although Astellas does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Astellas has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information.

Astellas does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.